UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number: 001-38857

Bit Origin Ltd

(Translation of registrant’s name into English)

375 Park Ave, Fl 1502

New York NY 10152

T: 347-556-4747

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Service Agreement

As disclosed in the report on Form 6-K filed with the U.S. Securities and Exchange Commission on June 10, 2022, on June 6, 2022, SonicHash LLC, a subsidiary of Bit Origin Ltd (the “Company”), entered into a hosting agreement (the “Hosting Agreement”). On June 10, 2022, SonicHash LLC entered into a service agreement (the “Service Agreement”) with a service provider (the “Service Provider”), to document that the Service Provider facilitated SonicHash LLC to enter into the Hosting Agreement. SonicHash LLC agreed to pay the Service Provider a service fee of $0.024/kWh, calculated based on the following formula: Total Services Fee: (Electrical Meter Reading + Electrical Meter Reading * 3% Electrical Power Loss) * Electricity Rate $0.024/kWh. The Service Agreement shall only terminate when the Hosting Agreement terminates.

The foregoing reference of the Service Agreement is qualified in the entirety by reference to the complete text of the Service Agreement, which is filed as Exhibit 10.1 to this report on Form 6-K and is incorporated by reference herein.

Subscription Agreement

On June 10, 2022, the Company entered into a subscription agreement (the “Subscription Agreement”) with a limited partnership (the “Partnership”), pursuant to which the Company agreed to invest $3,000,000 in the Partnership as a limited partner for a sharing percentage of 8.8235%. Based on the amended and restated limited partnership agreement of the Partnership, the primary purpose of the Partnership is to seek long-term capital appreciation by acquiring, holding, financing, refinancing and disposing of securities in the portfolio company (as defined in the limited partnership agreement), which will construct in a mining site with capacity up to 75 megawatts (“MW”) in Cheyenne, Wyoming. The construction is expected to commence in July 2022 and to complete in December 2022. The mining site is expected to power on and kick off the hosting operations with a capacity of 45 MW by the end of September 2022.

The foregoing reference of the Subscription Agreement is qualified in the entirety by reference to the complete text of the Subscription Agreement, which is filed as Exhibit 10.2 to this report on Form 6-K and is incorporated by reference herein.

Note Regarding Foreward Looking Statements

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words. A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information - Risk Factors” in our annual report on Form 20-F for the fiscal year ended June 30, 2021. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

Press Release

Attached as Exhibit 99.1 is the registrant’s press release of June 15, 2022, entitled, “Bit Origin Limited to Invest in a Mining Site in Cheyenne, Wyoming with 75 Megawatts of Mining Power.”

Attached as Exhibit 99.2 is the registrant’s press release of June 17, 2022, entitled “Bit Origin Limited Receives Nasdaq Notification Regarding Minimum Bid Price Deficiency.”

Exhibit Index

Exhibit No.	Description
10.1	Service Agreement, dated June 10, 2022
10.2	Employment agreement between the Company and Lucas Wang, dated May 31, 2022
99.1	Press Release - Bit Origin Limited to Invest in a Mining Site in Cheyenne, Wyoming with 75 Megawatts of Mining Power, dated June 15, 2022
99.2	Press Release – “Bit Origin Limited Receives Nasdaq Notification Regarding Minimum Bid Price Deficiency”, dated June 17, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 21, 2022	BIT ORIGIN LTD

	By:	/s/ Lucas Wang
	Name:	Lucas Wang
	Title:	Chief Executive Officer and Chairman of the Board